File No. 812-15897

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

BC PARTNERS LENDING CORPORATION, BCP INVESTMENT CORPORATION, BCP SPECIALTY FINANCE FUND ORIGINATIONS SERIES I LLC, BCP SPECIALTY FINANCE FUND HOLDINGS SERIES I LLC, ALTERNATIVE CREDIT INCOME FUND, OPPORTUNISTIC CREDIT INTERVAL FUND, MOUNT LOGAN CAPITAL INC., BC PARTNERS ADVISORS L.P., SIERRA CREST INVESTMENT MANAGEMENT LLC, MOUNT LOGAN MANAGEMENT, LLC, BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP, BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP, BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP, BCP SPECIAL OPPORTUNITIES FUND III HOLDINGS LP, BCP SPECIAL OPPORTUNITIES FUND III ORIGINATIONS LP, GARRISON MML CLO 2019-1 LLC, MOUNT LOGAN FUNDING 2018-1 LP, MOUNT LOGAN MML CLO 2019-1 LP, ABILITY INSURANCE COMPANY, BLUE SKY CREDIT FUND LP, GREAT LAKES BCPL FUNDING LTD., BCPL SUB HOLDINGS LLC, KOHLBERG CAPITAL FUNDING LLC I, PTMN SUB HOLDINGS LLC, GARRISON CAPITAL EQUITY HOLDINGS II LLC, GARRISON CAPITAL EQUITY HOLDINGS VIII LLC, GARRISON CAPITAL EQUITY HOLDINGS XI LLC, GIG ROOSTER HOLDINGS I LLC, KCAP FREEDOM 3, LLC, HCAP EQUITY HOLDINGS, LLC, CPTA MASTER BLOCKER, INC., CAPITALA BUSINESS LENDING, LLC, ACIF MASTER BLOCKER, LLC, CIF INVESTMENTS LLC, SOFIX MASTER BLOCKER, LLC, GREAT LAKES KCAP FUNDING I, LLC, GREAT LAKES FUNDING II LLC, GREAT LAKES PORTMAN RIDGE FUNDING I, LLC, RUNWAY GROWTH FINANCE CORP., RUNWAY GROWTH FINANCE L.P., RUNWAY GROWTH CAPITAL LLC, CORNHUSKER FUNDING 1A LLC, CORNHUSKER FUNDING 1B LLC, CORNHUSKER FUNDING 1C LLC, SPARROWHAWK RE SPC

650 Madison Avenue

New York, New York 10022

(212) 891-2880

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Ted Goldthorpe

BC Partners Lending Corporation

650 Madison Avenue

New York, New York 10022

(212) 891-2880

Copies to:

Harry S. Pangas Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3466	Alexander C. Karampatsos Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3402

June 18, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

BC PARTNERS LENDING CORPORATION, BCP INVESTMENT CORPORATION, BCP SPECIALTY FINANCE FUND ORIGINATIONS SERIES I LLC, BCP SPECIALTY FINANCE FUND HOLDINGS SERIES I LLC, ALTERNATIVE CREDIT INCOME FUND, OPPORTUNISTIC CREDIT INTERVAL FUND, MOUNT LOGAN CAPITAL INC., BC PARTNERS ADVISORS L.P., SIERRA CREST INVESTMENT MANAGEMENT LLC, MOUNT LOGAN MANAGEMENT, LLC, BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP, BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP, BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP, BCP SPECIAL OPPORTUNITIES FUND III HOLDINGS LP, BCP SPECIAL OPPORTUNITIES FUND III ORIGINATIONS LP, GARRISON MML CLO 2019-1 LLC, MOUNT LOGAN FUNDING 2018-1 LP, MOUNT LOGAN MML CLO 2019-1 LP, ABILITY INSURANCE COMPANY, BLUE SKY CREDIT FUND LP, GREAT LAKES BCPL FUNDING LTD., BCPL SUB HOLDINGS LLC, KOHLBERG CAPITAL FUNDING LLC I, PTMN SUB HOLDINGS LLC, GARRISON CAPITAL EQUITY HOLDINGS II LLC, GARRISON CAPITAL EQUITY HOLDINGS VIII LLC, GARRISON CAPITAL EQUITY HOLDINGS XI LLC, GIG ROOSTER HOLDINGS I LLC, KCAP FREEDOM 3, LLC, HCAP EQUITY HOLDINGS, LLC, CPTA MASTER BLOCKER, INC., CAPITALA BUSINESS LENDING, LLC, ACIF MASTER BLOCKER, LLC, CIF INVESTMENTS LLC, SOFIX MASTER BLOCKER, LLC, GREAT LAKES KCAP FUNDING I, LLC, GREAT LAKES FUNDING II LLC, GREAT LAKES PORTMAN RIDGE FUNDING I, LLC, RUNWAY GROWTH FINANCE CORP., RUNWAY GROWTH FINANCE L.P., RUNWAY GROWTH CAPITAL LLC, CORNHUSKER FUNDING 1A LLC,

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

CORNHUSKER FUNDING 1B LLC, CORNHUSKER FUNDING 1C LLC, SPARROWHAWK RE SPC 650 MADISON AVENUE NEW YORK, NEW YORK 10022 File No. 812-15897

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on April 10, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	BC Partners Lending Corporation (“BCPL”), a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	BCP Investment Corporation (“BCIC”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	Alternative Credit Income Fund (“ACIF”), a closed-end management investment company registered under the 1940 Act;

•	Opportunistic Credit Interval Fund (“OCIF”), a closed-end management investment company registered under the 1940 Act;

•

Runway Growth Finance Corp. (“RWAY”, together with BCPL, BCIC, ACIF, and OCIF the “Existing Regulated Funds”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•

BC Partners Advisors L.P. (“BCPA”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to BCPL, on behalf of itself and its successors;[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	BC Partners Lending Corporation, et al. (File No. 812-15292), Release No. IC-34849 (March 7, 2023) (notice), Release No. IC-34880 (April 10, 2023) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•

Sierra Crest Investment Management LLC (“Sierra Crest”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to BCIC and ACIF, on behalf of itself and its successors;

•	Runway Growth Capital LLC (“RGC”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to RWAY, on behalf of itself and its successors;

•

Mount Logan Management, LLC (“MLM,” and together with BCPA, Sierra Crest and RGC, the “Existing Advisers”), an investment adviser registered with the Commission under Advisers Act, which serves as the investment adviser to OCIF, on behalf of itself and its successors;

•	Mount Logan Capital Inc. (“MLC”), an alternative asset management company and the indirect parent company of MLM;

•	Certain vehicles (as identified on Schedule A hereto), each of which is a Wholly-Owned Investment Sub (as the term is defined below) of a Regulated Fund (the “Existing Wholly-Owned Subsidiaries”);

•

Any Existing Adviser that acts in a principal capacity or an existing entity that is identified on Schedule B, that, from time to time, will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions (the “Existing Proprietary Accounts”); and

•

Certain investment vehicles (as identified on Schedule C hereto), each of which is a separate and distinct legal entity and each of which either (a) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or (b) relies on Rule 3a-7 under the 1940 Act (the “Existing Affiliated Funds”); or is a Joint Venture (as the term is defined below) of an Existing Regulated Fund (the “Existing Joint Ventures”; together with, the Existing Regulated Funds, the Existing Advisers, the Existing Wholly-Owned Subsidiaries, the Existing Affiliated Funds and the Existing Proprietary Accounts, the “Applicants”).[4]

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

[5]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	BCPL

BCPL was formed on December 22, 2017 as a corporation under the laws of the State of Maryland and commenced operations on October 2, 2019. BCPL is an externally managed closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. BCPL intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. BCPL’s principal place of business is 650 Madison Avenue, 3rd Floor, New York, New York 10022.

BCPL’s investment objective is to generate current income and, to a lesser extent, capital appreciation. BCPL has a four-member board, of which three members are not “interested persons” of the BCPL within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	BCIC

BCIC was formed as a Delaware limited liability company on August 8, 2006 and, prior to the issuance of shares of BCIC’s common stock in its initial public offering, converted to a corporation incorporated in Delaware on December 11, 2006. BCIC is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. BCIC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. BCIC’s principal place of business is 650 Madison Avenue, 3rd Floor, New York, New York 10022.

BCIC’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. BCIC has a nine-member board, of which seven are not “interested persons” of BCIC within the meaning of Section 2(a)(19) of the 1940 Act.

C.	ACIF

ACIF was organized as a Delaware statutory trust on December 11, 2014 and commenced operations on April 20, 2015. ACIF is a continuously offered, diversified, externally managed closed-end management investment company that is operated as an interval fund. ACIF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. ACIF’s principal place of business is 650 Madison Avenue, 3rd Floor, New York, New York 10022.

ACIF’s investment objectives are to produce current income and achieve capital preservation with moderate volatility and low to moderate correlation to the broader equity markets. ACIF has a four-member board, of which three are not “interested persons” of ACIF within the meaning of Section 2(a)(19) of the 1940 Act.

[8]

“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	OCIF

OCIF was organized as a Delaware statutory trust on January 21, 2022 and commenced operations on July 5, 2022. OCIF is a continuously offered, non-diversified, externally managed closed-end management investment company that is operated as an interval fund. OCIF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. OCIF’s principal place of business is 650 Madison Avenue, 3rd Floor, New York, New York 10022.

OCIF’s investment objectives are to produce current income and capital appreciation. OCIF has a four-member board, of which three are not “interested persons” of OCIF within the meaning of Section 2(a)(19) of the 1940 Act.

E.	RWAY

RWAY was organized as a Maryland corporation on August 31, 2015 and is a non-diversified, externally managed closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. RWAY intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. RWAY’s principal place of business is 205 N. Michigan Ave., Suite 4200 Chicago, Illinois 60601.

RWAY’s investment objective is to maximize the total return to its stockholders primarily through current income on its loan portfolio, and secondarily through capital gains on its warrants and other equity positions. RWAY has an eight-member board, of which six are not “interested persons” of RWAY within the meaning of Section 2(a)(19) of the 1940 Act.

F.	The Existing Advisers

BCPA, a Delaware limited partnership formed on March 29, 2017 and an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to BCPL pursuant to an investment advisory agreement with such entity. BCPA also serves as the investment adviser to certain Existing Affiliated Funds pursuant to investment advisory agreements.

Sierra Crest, a Delaware limited liability company formed on December 4, 2019 and an investment adviser registered with the Commission under the Advisers Act, is an affiliate of BCPA and serves as investment adviser to BCIC and ACIF, in each case, pursuant to an investment advisory agreement with such entity. Sierra Crest also serves as the investment adviser to certain Existing Affiliated Funds pursuant to investment advisory agreements.

RGC, a Delaware limited liability company organized in 2015 and an investment adviser registered with the Commission under the Advisers Act, serves as investment adviser to RWAY pursuant to an investment advisory agreement with such entity. RGC also serves as the investment adviser to certain Existing Affiliated Funds pursuant to investment advisory agreements.

MLM, a Delaware limited liability company organized in 2020 and registered with the Commission under the Advisers Act, is a wholly-owned subsidiary of MLC. Pursuant to investment advisory agreements, MLM serves as investment adviser to: (1) OCIF, (2) certain Existing Affiliated Funds, and (3) an Existing Proprietary Account.

Pursuant to a servicing agreement, BC Partners LLP (“BC Partners”) provides MLM with various resources and services. The individuals who handle investment management operations for MLM are the same individuals who serve in similar roles for BCPA and Sierra Crest. BC Partners owns controlling interests in BCPA and Sierra Crest, and an investment fund affiliated with BCPA owns controlling interests in RGC. Because BC Partners and its affiliates own controlling interests in BCPA, Sierra Crest, and RGC, BC Partners may be deemed to control BCPA, Sierra Crest, and RGC. MLC and MLM may be deemed to be under common control with BCPA, Sierra Crest, and RGC because under a shared resources agreement between BC Partners and MLC, the individuals responsible for the day-to-day operations of BCPA, Sierra Crest, and RGC are the same individuals responsible for the day-to-day operations of MLC and MLM. Accordingly, each Existing Adviser may be deemed to be directly or indirectly controlled by BC Partners.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, BCPA, Sierra Crest, MLM and RGC will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/managers/trustees regularly.

G.	The Existing Wholly-Owned Subsidiaries and the Existing Joint Ventures

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Wholly-Owned Subsidiaries is included on Schedule A hereto.

Great Lakes Funding II LLC (“Great Lakes”) is a Joint Venture. Great Lakes was established with the Bank of Montreal (“BMO”). All portfolio decisions and generally all other decisions for Great Lakes must be approved by an investment committee of Great Lakes consisting of representatives of BMO and BCPA (with approval from a representative of each required).

KCAP Freedom 3 LLC (“KCAP”) is a Joint Venture. KCAP was established with Freedom 3 Opportunities LLC (“Freedom 3”). All portfolio decisions and generally all other decisions for KCAP must be approved by an investment committee of KCAP consisting of representatives of Freedom 3 and BCIC (with approval from a representative of each required).

H.	The Existing Proprietary Accounts

The Existing Proprietary Accounts will, from time to time, hold various financial assets in a principal capacity. The Existing Proprietary Accounts are included on Schedule B hereto.

I.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Existing Adviser and each of which would be an “investment company” (a) but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or (b) relies on Rule 3a-7 under the 1940 Act.11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule C hereto.

[11]

In the future, an Affiliated Entity that is not a Regulated Fund may register as an investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the Commission may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the Commission.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the Commission prescribes rules under Section 57(a), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the Commission has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Because BC Partners and its affiliates own controlling interests in BCPA, Sierra Crest, and RGC, BC Partners may be deemed to control BCPA, Sierra Crest, and RGC. MLC and MLM may be deemed to be under common control with BCPA, Sierra Crest, and RGC because, under a shared resources agreement between BC Partners and MLC, the individuals responsible for the day-to-day operations of BCPA, Sierra Crest, and RGC are the same individuals responsible for the day-to-day operations of MLC and MLM. Each of the Existing Advisers are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Ted Goldthorpe

BC Partners Lending Corporation

650 Madison Avenue

New York, New York 10022

(212) 891-2880

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Harry S. Pangas Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3466	Alexander C. Karampatsos Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3402

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf

[22]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 18th day of June, 2026.

BC PARTNERS LENDING CORPORATION

By:	/s/ James Piekarski
Name:	James Piekarski
Title:	Chief Financial Officer

BCP INVESTMENT CORPORATION

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

BCP Specialty Finance Fund Originations Series I LLC

By:	BCP Specialty Finance Fund Originations LP, its Managing Member
By:	BCP SFF GP LP, its General Partner
By:	BCP SFF GP LLC, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory

BCP Specialty Finance Fund Holdings Series I LLC

By:	BCP Specialty Finance Fund LP, its Managing Member
By:	BCP SFF GP LP, its General Partner
By:	BCP SFF GP LLC, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory

ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

MOUNT LOGAN CAPITAL INC.

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

BC PARTNERS ADVISORS L.P. By: BC Partners (GP) LLC, as General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Manager

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Officer

MOUNT LOGAN MANAGEMENT, LLC

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP By: BCP SOF II GP LP, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP By: BCP SOF II Holdings GP LLC, its General Partner

By: BCP SOF II GP LP, its General Partner By: BCP SOF II GP Limited, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP By: BCP SOF II Originations GP LLC, its General Partner By: BCP SOF II GP LP, its General Partner By: BCP SOF II GP Limited, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND III HOLDINGS LP By: BCP SOF III GP LP, its General Partner By: BCP SOF III GP L.L.C., its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND III ORIGINATIONS LP By: BCP SOF III GP LP, its General Partner By: BCP SOF III GP L.L.C., its General Partner

By: Name:	/s/ Henry Wang
Henry Wang
Title:	Authorized Signatory and Director

GARRISON MML CLO 2019-1 LLC By: MOUNT LOGAN MANAGEMENT, LLC

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Authorized Signatory

MOUNT LOGAN FUNDING 2018-1 LP By: Mount Logan Management, LLC, as Collateral Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

MOUNT LOGAN MML CLO 2019-1 LP By: Mount Logan Management, LLC, as Collateral Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

ABILITY INSURANCE COMPANY

By:	/s/ Anna Elliott
Name:	Anna Elliott
Title:	President

BLUE SKY CREDIT FUND LP By: BCP SOF II GP LP, its General Partner By: BCP SOF II GP Limited, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Officer of the General Partner of the GP

GREAT LAKES BCPL FUNDING LTD. By: BC Partners Lending Corporation

By:	/s/ James Piekarski
Name:	James Piekarski
Title:	Chief Financial Officer

BCPL SUB HOLDINGS LLC By: BC Partners Lending Corporation

By:	/s/ James Piekarski
Name:	James Piekarski
Title:	Chief Financial Officer

KOHLBERG CAPITAL FUNDING LLC I By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

PTMN SUB HOLDINGS LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GARRISON CAPITAL EQUITY HOLDINGS II LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GARRISON CAPITAL EQUITY HOLDINGS VIII LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GARRISON CAPITAL EQUITY HOLDINGS XI LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GIG ROOSTER HOLDINGS I LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

KCAP FREEDOM 3 LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

HCAP EQUITY HOLDINGS, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CPTA MASTER BLOCKER, INC. By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CAPITALA BUSINESS LENDING, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

ACIF MASTER BLOCKER, LLC By: ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CIF INVESTMENTS LLC By: ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

SOFIX MASTER BLOCKER, LLC By: OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GREAT LAKES KCAP FUNDING I, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GREAT LAKES FUNDING II LLC By: BC Partners (GP) LLC, as Manager

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Manager

GREAT LAKES PORTMAN RIDGE FUNDING, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

RUNWAY GROWTH FINANCE CORP.

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Officer

RUNWAY GROWTH FINANCE L.P. By: RUNWAY GROWTH FINANCE GP, LLC, as General Partner

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Chief Financial Officer

RUNWAY GROWTH CAPITAL LLC

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Officer

CORNHUSKER FUNDING 1A LLC By: Mount Logan Management, LLC, as Investment Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CORNHUSKER FUNDING 1B LLC By: Mount Logan Management, LLC, as Investment Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CORNHUSKER FUNDING 1C LLC By: Mount Logan Management, LLC, as Investment Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

SPARROWHAWK RE SPC

By:	/s/ Anna Elliott
Name:	Anna Elliott
Title:	Officer

VERIFICATION

The undersigned states that they have duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated June 18, 2026 for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

BC PARTNERS LENDING CORPORATION

By:	/s/ James Piekarski
Name:	James Piekarski
Title:	Chief Financial Officer

BCP INVESTMENT CORPORATION

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

BCP Specialty Finance Fund Originations Series I LLC By: BCP Specialty Finance Fund Originations LP, its Managing Member By: BCP SFF GP LP, its General Partner By: BCP SFF GP LLC, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory

BCP Specialty Finance Fund Holdings Series I LLC By: BCP Specialty Finance Fund LP, its Managing Member By: BCP SFF GP LP, its General Partner By: BCP SFF GP LLC, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory

ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

MOUNT LOGAN CAPITAL INC.

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

BC PARTNERS ADVISORS L.P. By: BC Partners (GP) LLC, as General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Manager

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Officer

MOUNT LOGAN MANAGEMENT, LLC

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP By: BCP SOF II GP LP, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP By: BCP SOF II Holdings GP LLC, its General Partner By: BCP SOF II GP LP, its General Partner By: BCP SOF II GP Limited, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP By: BCP SOF II Originations GP LLC, its General Partner By: BCP SOF II GP LP, its General Partner By: BCP SOF II GP Limited, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND III HOLDINGS LP By: BCP SOF III GP LP, its General Partner By: BCP SOF III GP L.L.C., its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

BCP SPECIAL OPPORTUNITIES FUND III ORIGINATIONS LP By: BCP SOF III GP LP, its General Partner By: BCP SOF III GP L.L.C., its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Authorized Signatory and Director

GARRISON MML CLO 2019-1 LLC By: MOUNT LOGAN MANAGEMENT, LLC

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Authorized Signatory

MOUNT LOGAN FUNDING 2018-1 LP By: Mount Logan Management, LLC, as Collateral Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

MOUNT LOGAN MML CLO 2019-1 LP By: Mount Logan Management, LLC, as Collateral Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

ABILITY INSURANCE COMPANY

By:	/s/ Anna Elliott
Name:	Anna Elliott
Title:	President

BLUE SKY CREDIT FUND LP By: BCP SOF II GP LP, its General Partner By: BCP SOF II GP Limited, its General Partner

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Officer of the General Partner of the GP

GREAT LAKES BCPL FUNDING LTD. By: BC Partners Lending Corporation

By:	/s/ James Piekarski
Name:	James Piekarski
Title:	Chief Financial Officer

BCPL SUB HOLDINGS LLC By: BC Partners Lending Corporation

By:	/s/ James Piekarski
Name:	James Piekarski
Title:	Chief Financial Officer

KOHLBERG CAPITAL FUNDING LLC I By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

PTMN SUB HOLDINGS LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GARRISON CAPITAL EQUITY HOLDINGS II LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GARRISON CAPITAL EQUITY HOLDINGS VIII LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GARRISON CAPITAL EQUITY HOLDINGS XI LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GIG ROOSTER HOLDINGS I LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

KCAP FREEDOM 3 LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

HCAP EQUITY HOLDINGS, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CPTA MASTER BLOCKER, INC. By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CAPITALA BUSINESS LENDING, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

ACIF MASTER BLOCKER, LLC By: ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CIF INVESTMENTS LLC By: ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

SOFIX MASTER BLOCKER, LLC By: OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GREAT LAKES KCAP FUNDING I, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

GREAT LAKES FUNDING II LLC By: BC Partners (GP) LLC, as Manager

By:	/s/ Henry Wang
Name:	Henry Wang
Title:	Manager

GREAT LAKES PORTMAN RIDGE FUNDING, LLC By: BCP Investment Corporation

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

RUNWAY GROWTH FINANCE CORP.

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Officer

RUNWAY GROWTH FINANCE L.P. By: RUNWAY GROWTH FINANCE GP, LLC, as General Partner

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Chief Financial Officer

RUNWAY GROWTH CAPITAL LLC

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Officer

CORNHUSKER FUNDING 1A LLC By: Mount Logan Management, LLC, as Investment Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CORNHUSKER FUNDING 1B LLC By: Mount Logan Management, LLC, as Investment Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

CORNHUSKER FUNDING 1C LLC By: Mount Logan Management, LLC, as Investment Manager

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer

SPARROWHAWK RE SPC

By:	/s/ Anna Elliott
Name:	Anna Elliott
Title:	Officer

SCHEDULE A

Existing Wholly-Owned Subsidiaries of BC Partners Lending Corporation:

Great Lakes BCPL Funding Ltd.

BCPL Sub Holdings LLC

Existing Wholly-Owned Subsidiaries of BCP Investment Corporation:

PTMN Sub Holdings LLC

Garrison Capital Equity Holdings II LLC

Garrison Capital Equity Holdings VIII LLC

Garrison Capital Equity Holdings XI LLC

GIG Rooster Holdings I LLC

Great Lakes Portman Ridge Funding I, LLC

HCAP Equity Holdings, LLC

Capitala Business Lending, LLC

CPTA Master Blocker, Inc.

Existing Wholly-Owned Subsidiaries of Alternative Credit Income Fund:

ACIF Master Blocker, LLC

CIF Investments LLC

Existing Wholly-Owned Subsidiaries of Opportunistic Credit Interval Fund:

SOFIX Master Blocker, LLC

Joint Ventures:

KCAP Freedom 3 LLC

Great Lakes Funding II LLC

SCHEDULE B

Existing Proprietary Accounts:

Mount Logan Capital, Inc.

Ability Insurance Company

SCHEDULE C

Existing Affiliated Entities:

BC Partners Advisors L.P.

BCP Special Opportunities Fund II EUR Holdings LP

BCP Special Opportunities Fund II Holdings LP

BCP Special Opportunities Fund II Originations LP

BCP Special Opportunities Fund III Holdings LP

BCP Special Opportunities Fund III Originations LP

BCP Specialty Finance Fund Holdings Series I LLC

BCP Specialty Finance Fund Originations Series I LLC

Blue Sky Credit Fund LP

Sparrowhawk RE SPC

Mount Logan Management, LLC

Cornhusker Funding 1A LLC

Cornhusker Funding 1B LLC

Cornhusker Funding 1C LLC

Garrison MML CLO 2019-1 LLC

Mount Logan Funding 2018-1 LP

Mount Logan MML CLO 2019-1 LP

Runway Growth Capital LLC

Runway Growth Finance L.P.

Sierra Crest Investment Management LLC

Great Lakes KCAP Funding I, LLC

Kohlberg Capital Funding LLC I

EXHIBIT A

Resolutions of the Board of Directors of BC Partners Lending Corporation (the “Company”)

WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of the Board of Directors of BCP Investment Corporation (the “Company”)

WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of the Board of Trustees of Alternative Credit Income Fund (the “Fund”)

WHEREAS, the Board of Trustees deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of the Board of Trustees of Opportunistic Credit Interval Fund (the “Fund”)

WHEREAS, the Board of Trustees deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of the Board of Directors of Runway Growth Finance Corp. (the “Company”)

WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.